October 21, 2024

Suying Liu
Chief Executive Officer
Mountain Crest Acquisition Corp. V
524 Broadway, 11th Floor
New York, NY 10012

       Re: Mountain Crest Acquisition Corp. V
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 21, 2024
           File No. 001-41062
Dear Suying Liu:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2024 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
General

1. We acknowledge your revised disclosure in response to prior comment 1, including your disclosure that you "may" be subject to delisting and that your securities "may"
       be suspended. As previously stated, please revise (i) to clarify that you will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 12, 2024, or advise,
       (ii) to clarify that Nasdaq may only reverse its delisting determination if it finds it made a factual error applying the amended rule, and (iii) to further discuss the consequences if your shares are not listed on an exchange, including that you may be a less attractive merger partner and to discuss any potential impact on your ability to consummate your proposed initial business combination, including how your remaining listed is related to any of your obligations or the closing conditions under the business combination agreement.
 October 21, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   James A. Prestiano